Exhibit 99.1

(An Exploration Stage Company)

Consolidated Financial Statements
March 31, 2010 (unaudited)
(Expressed in Canadian Dollars)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited and Expressed in Canadian dollars)

		March 31, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents		$6,108,396	$4,795,220
Restricted cash		46,727	-
Investment	Notes 3 & 5(e)	16,333	26,000
Other receivables		156,965	60,323
Prepaids and deposits		244,662	177,603
Amount due from Joint Venture Partner	Note 5(a)	273,234	251,904
		6,846,317	5,311,050
Equipment	Note 4	208,282	163,094
Mineral properties	Note 5	38,948,634	36,091,683
Reclamation bonds		260,684	306,670
		$46,263,917	$41,872,497

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$802,100	$628,750
Due to related parties	Note 8	224,624	250,637
		1,026,724	879,387

Shareholders' Equity
Share capital	Note 7	68,385,743	63,168,843
Contributed surplus		13,619,926	13,453,030
Accumulated other comprehensive loss		(22,533)	(12,866)
Deficit		(36,745,943)	(35,615,897)
		45,237,193	40,993,110
		$46,263,917	$41,872,497

Nature of operations (Note 1)
Commitments (Note 9)

(See accompanying notes to consolidated financial statements)

Approved on behalf of the
Board of Directors:
“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited and Expressed in Canadian dollars)

	Three months ended March 31,
	2010	2009
General Administrative Expenses
Administration	$33,694	$47,745
Amortization	14,310	17,866
Consulting	88,780	120,534
Directors' and officers' fees	71,876	38,677
Investor relations and communications	57,696	38,847
Office and general	89,355	188,926
Professional fees	117,617	64,901
Regulatory fees and taxes	39,848	78,870
Salaries and benefits	140,192	110,932
Stock-based compensation (Note 7(c))	208,362	407,487
Transfer agent	16,105	6,492
Travel and promotion	38,276	17,994
Operating Expenses	(916,111)	(1,139,271)

Other
General exploration costs	(59,413)	(123,224)
Foreign exchange loss	(179,541)	(226,638)
Interest income	4,484	282
Interest and financing charges	(4,899)	(171,887)
Joint venture administration fee	25,434	4,745
	(213,935)	(516,722)

Loss for the period	(1,130,046)	(1,655,993)
Unrealized loss on investment	(9,667)	-
Comprehensive loss for the period	(1,139,713)	(1,655,993)
Loss per share - basic and diluted	$(0.01)	$(0.02)
Weighted average number of common shares outstanding	112,086,488	87,500,349

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian dollars)

	Three months ended March 31,
	2010	2009
Operating Activities
Net loss for the period	$(1,130,046)	$(1,655,993)
Items not involving cash:
Amortization	14,310	17,866
Stock-based compensation	208,362	407,487
Shares issued for services	22,500	22,500
Interest expense on convertible notes	-	157,498
Unrealized foreign exchange (gain) loss	-	103,615
	(884,874)	(947,027)
Changes in non-cash working capital
Other receivables	(96,642)	55,342
Prepaid and deposits	(67,059)	79,018
Accounts payable and accrued liabilities	99,214	246,476
Due to related parties	(26,013)	278,442
Cash used in operating activities	(975,374)	(287,749)

Financing Activities
Shares issued for cash, net of share issue costs	5,002,934	33,220
Net proceeds from convertible notes	-	1,423,329
Cash provided by financing activities	5,002,934	1,456,549

Investing Activities
Expenditures on mineral properties	(2,632,815)	(1,627,138)
Due from Joint Venture partner	(21,330)	37,220
Purchase of equipment	(59,498)	-
Refund of reclamation bonds	45,986	-
Restricted cash	(46,727)	-
Cash used in investing activities	(2,714,384)	(1,589,918)
Increase (decrease) in cash during the period	1,313,176	(421,118)
Cash and cash equivalents, beginning of period	4,795,220	524,590
Cash and cash equivalents, end of period	$6,108,396	$103,472
Supplemental Cash Flow Information - Note 12

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed		Accumulated Other Comprehensive
	Shares	Amount	Notes	Surplus	Deficit	Loss	Total
Balance at December 31, 2008	87,463,483	$48,318,994	$259,164	$10,002,333	$(28,627,483)	$-	$29,953,008
Common shares issued during the year:
Shares issued for cash, net of issue costs	15,227,410	8,790,689					8,790,689
Exercise of options	60,200	33,220					33,220
Exercise of warrants	1,670,000	1,100,905					1,100,905
Shares issued for services	178,483	90,000					90,000
Units issued for finders' fees	114,000	-		45,150			45,150
Shares issued for convertible notes	6,545,795	4,588,555		-			4,588,555
Shares issued for property	200,000	137,000					137,000
Equity portion of convertible note			(259,164)				(259,164)
Fair value of options and warrants exercised		109,480		(109,480)			-
Stock-based compensation				3,419,775			3,419,775
Warrant modification expense				95,252			95,252
Unrealized loss on available-for-sale investment						(12,866)	(12,866)
Net loss for the year					(6,988,414)		(6,988,414)
Balance at December 31, 2009	111,459,371	63,168,843	-	13,453,030	(35,615,897)	(12,866)	40,993,110
Common shares issued during the period:
Shares issued for cash, net of issue costs	3,001,418	4,192,467					4,192,467
Exercise of options	25,000	25,000					25,000
Exercise of warrants	1,041,833	785,467					785,467
Shares issued for services	19,565	22,500					22,500
Shares issued for property (Note 5)	100,000	150,000					150,000
Fair value of options and warrants exercised		41,466		(41,466)			-
Stock-based compensation				208,362			208,362
Unrealized loss on available-for-sale investment						(9,667)	(9,667)
Net loss for the period					(1,130,046)		(1,130,046)
Balance at March 31, 2010	115,647,187	$68,385,743	$-	$13,619,926	$(36,745,943)	$(22,533)	$45,237,193

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc., along with its subsidiary companies (collectively “Quaterra” or “the Company”), is engaged in the acquisition and exploration of precious and base metal mineral properties in the United States and Mexico.

The Company incurred a net loss of $1,130,046 for three months ended March 31, 2010 (2009 - $1,655,993;). As at March 31, 2010, the Company had an accumulated deficit of $36,745,943 (December 31, 2009 - $35,615,897) and working capital of $5,819,593 (December 31, 2009 - $4,431,663).

The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, exercise of warrants and options, equity financing or other means.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are stated in Canadian dollars. As described in Note 15, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements include the accounts of the Company, its wholly-owned integrated subsidiaries, Quaterra Alaska Inc. - incorporated in the United States, Minera Agua Tierra S.A. de C.V. - incorporated in Mexico, and Quaterra International Limited - incorporated in the British Virgin Islands, and its proportionate share of the accounts of the joint venture. All significant inter-company accounts and transactions have been eliminated on consolidation.

These unaudited interim consolidated financial statements do not contain all of the information or note disclosures required by Canadian GAAP for annual financial statements, and should be read in conjunction with the notes to the Company’s audited annual consolidated financial statements for the year ended December 31, 2009.

The accounting policies followed by the Company are set out in Notes 2 and 3 to the audited consolidated financial statements for the year ended December 31, 2009, and have been consistently followed in the preparation of these consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

3.	INVESTMENT

The Company acquired common shares in Copper Ridge Exploration Inc. (“Copper Ridge”), which are classified as available-for-sale. The Copper Ridge shares were obtained in consideration for payments required pursuant to a property option agreement on the Duke Island property, located in Alaska, United States (Note 5(e)).

	Cost	Fair Value
Balance December 31, 2008	$-	$-
Acquisition, 66,667 Copper Ridge common shares	38,866	38,866
Fair value adjustment	-	(12,866)
Balance December 31, 2009	38,866	26,000
Fair value adjustment	-	(9,667)
Balance March 31, 2010	$38,866	$16,333

4.	EQUIPMENT

 Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	March 31, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Computer	$37,482	$27,938	$9,544	$37,482	$26,685	$10,797
Equipment and furniture	81,714	49,304	32,410	81,714	46,788	34,926
Software	59,866	51,971	7,895	59,866	49,963	9,903
Vehicles	275,230	116,797	158,433	215,732	108,264	107,468
	$454,292	$246,010	$208,282	$394,794	$231,700	$163,094

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES

The total deferred exploration and acquisition costs of mineral properties for 2010 and 2009 were as follows:

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Copper			Properties	Properties
Acquisition
Balance, December 31, 2009	$1,413,183	$795,977	$1,069,819	$1,659,336	$275,707	$3,951,141	$2,171,767	$11,336,930
Additions during the period	49,109	342,869	345,314	54,520	-	15,060	117,149	924,021
Balance, March 31, 2010	1,462,292	1,138,846	1,415,133	1,713,856	275,707	3,966,201	2,288,916	12,260,951

Exploration	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Geological	29,454	202,725	204,095	6,375	1,278	32,561	3,057	479,545
Geophysical	-	332,564	4,390	-	412	-	-	337,366
Geochemical	31,905	9,124	90,430	-	-	-	816	132,275
Drilling	135,092	133,228	603,973	-	-	-	-	872,293
Technical Studies	744	-	-	3,918	-	-	-	4,662
Other	8,033	42,117	46,962	-	-	9,677	-	106,789
Additions during the period	205,228	719,758	949,850	10,293	1,690	42,238	3,873	1,932,930
Balance, March 31, 2010	2,222,691	4,241,535	9,249,810	750,117	2,412,403	7,433,603	377,524	26,687,683
Total acquisition and exploration at March 31, 2010	$3,684,983	$5,380,381	$10,664,943	$2,463,973	$2,688,110	$11,399,804	$2,666,440	$38,948,634

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

	Mexico		United States
	Nieves	Other	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Properties	Cooper			Properties	Properties
Acquisition
Balance, December 31, 2008	$1,355,726	$632,868	$812,380	$1,338,894	$254,772	$3,534,618	$1,628,601	$9,557,859
Additions during the year	57,457	168,052	257,439	320,442	20,935	416,523	568,449	1,809,297
Write-offs during the year	-	(4,943)	-	-	-	-	(25,283)	(30,226)
Balance, December 31, 2009	1,413,183	795,977	1,069,819	1,659,336	275,707	3,951,141	2,171,767	11,336,930

Exploration
Balance, December 31, 2008	1,734,890	3,173,142	7,452,228	689,125	2,357,173	6,982,347	938,307	23,327,212
Geological	53,689	255,987	396,159	49,839	44,336	209,249	66,408	1,075,667
Geochemical	35,113	28,221	102,055	-	-	-	34,303	199,692
Drilling	131,369	6,773	39,192	-	-	33,852	29,916	241,102
Technical Studies	31,379	-	115,069	-	-	-	-	146,448
Other	31,023	65,731	195,257	860	9,204	165,917	33,694	501,686
Additions during the year	282,573	356,712	847,732	50,699	53,540	409,018	164,321	2,164,595
Write-offs during the year	-	(8,077)				-	(728,977)	(737,054)
Balance, December 31, 2009	2,017,463	3,521,777	8,299,960	739,824	2,410,713	7,391,365	373,651	24,754,753
Total acquisition and exploration at December 31, 2009	$3,430,646	$4,317,754	9,369,779	$2,399,160	$2,686,420	$11,342,506	$2,545,418	$36,091,683

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the U.S.-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned a 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the joint venture partner Blackberry, which contributes its share of ongoing exploration costs plus a 10% administration fee.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the period ended March 31, 2010, the Company received $251,904 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of March 31, 2010, $273,234 (2009 - $251,904) was due from Blackberry.

(b)	Other Properties, Mexico

(1)	Goldcorp - Investment Framework Agreement (“IFA”)

On January 29, 2010, the Company entered into an IFA with Goldcorp Inc. (“Goldcorp”) for its mining properties in central Mexico (except the Nieves property). The IFA provides Goldcorp with an option to acquire an interest in these properties in return for funding a two-year generative exploration program through a private placement investment of US$10 million in the Company; US$4 million in 2010 (received, see Note 7(a)) and US$6 million in 2011.

In the aggregate the number of shares acquired by Goldcorp shall not exceed more than 9.9% of the issued and outstanding shares of the Company.

The terms of the option allow Goldcorp to acquire up to 65% in any property held by the Company by spending an additional US$2 million over a two-year period on advanced exploration on that property and by completing a feasibility study.  Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point the Company will be responsible for contributing its proportionate share of expenditures.

As of March 31, 2010, Goldcorp selected the Sierra Sabino property for advanced exploration.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(b)	Other Properties, Mexico (Continued)

(2)	Santo Domingo, Mexico (part of IFA)

On January 6, 2010, the Company entered into an option agreement with La Cuesta International Inc. (“LCI”), pursuant to which the Company has an option to acquire a 100% interest in four mineral concessions located in Durango, Mexico, known as the Santo Domingo prospect. Total consideration consists of US$7.5 million in cash payments, 100,000 common shares of the Company and $50,000 in work expenditures as follows:

(i)	US$10,000 (paid) on effective date; US$10,000 by July 31, 2010; 100,000 common shares (issued) and US$50,000 work expenditures by December 31, 2010
(ii)	US$30,000 in 2011
(iii)	US$40,000 in 2012
(iv)	Commencing January 1, 2013, US$25,000 every six months.

The property is subject to 1% NSR on materials removed from the property, and 0.5% any properties acquired within a specified area. The Company shall pay a minimum of US$25,000 per calendar quarter or the NSR, whichever is greater, upon commencing mining operations.

(3)	Tecolote (formerly East Durango), Mexico (part of IFA)

On September 30, 2008, the Company and EXMIN Resources Inc. entered into an agreement allowing the Company to earn a 75% interest in EXMIN’s Tecolote Property, Mexico. Under the terms of the agreement, the Company can earn a 75% interest in the property by spending US$500,000 in exploration costs before September 30, 2012 plus making cash payments as follows:

(i)	US$40,000 (paid)
(ii)	US$20,000 on September 30, 2010
(iii)	US$40,000 on September 30, 2011

(c)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005, as amended January 9, 2010, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada.  The Company may elect to acquire the property by making the following payments:

(i)	US$335,000 (paid)
(ii)	US$300,000 (paid January 11, 2010) and 150,000 shares on or before January 15, 2010 (subject to regulatory approval)
(iii)	US$1,770,000 (less the market value of the above 150,000 shares) on or before January 15, 2011
The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(d)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day due diligence review period that began on July 13, 2007 was extended to June 14, 2010. Up to March 31, 2010, the Company had paid a US$275,000 non-refundable deposit and issued 250,000 common shares (issued), and may elect to acquire a 100% interest in the property by making a further payment of US$225,000 on closing once the due diligence review has been completed.

The property is subject to a 2% NSR to a maximum of US$7,500,000 on commencement of commercial production.

(e)	Alaska Properties (Duke Island and Herbert Glacier), United States

On September 29, 2009, the Company signed an option agreement with Copper Ridge for its 100% owned Duke Island property located in southeast Alaska. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing 66,667 common shares (issued) and spending $3,000,000 on exploration by December 31, 2012, with a minimum of $750,000 to be spent by December 31, 2010.  Copper Ridge may increase its interest in the property to 65% by spending an additional $2,000,000 on exploration by December 31, 2013.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make annual payments of US$12,000 from November 2007 to 2011, US$20,000 from November 2012 to 2017, and US$30,000 from November 2018 and every consecutive anniversary thereafter.  Up to March 31, 2010, the Company has paid US$36,000.

The property is subject to a NSR as follows:

(i)	3.0% on gold prices less than US$400
(ii)	3.5% on gold prices between US$401 and US$500
(iii)	4.0% on gold prices between US$501 and US$600
(iv)	5.0% on gold prices above US$601

(f)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming.  The Company is required to make the following payments and issue common shares as follows:

(i)	US$300,000 and 600,000 shares (paid and issued)
(ii)	US$200,000 on or before September 6, 2010

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(f)	Uranium Properties (Arizona, Utah and Wyoming), United States (Continued)

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement, as amended August 14, 2009, with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district.  The Company is required to pay the following:

(i)	US$90,000 (paid)
(ii)	US$100,000 on or before August 10, 2011

This agreement is subject to a 4% royalty payable upon commencement of commercial production of which 3% royalty can be bought back for US$500,000.

The lawsuit filed in September 2008 against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon was dismissed on February 22, 2010. The Company’s rights to explore and develop its uranium claims on Arizona strip were unaffected.

(g)	Other Properties, United States

(1)	Cave Peak Molybdenum Prospect

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

(i)	US$160,000 (paid)
(ii)	US$70,000 on or before March 27, 2010 (paid)
(iii)	US$150,000 on or before March 27, 2011
(iv)	US$220,000 on or before March 27, 2012

This property is subject to a royalty of 6.25% on commencement of commercial production.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(g)	Other Properties, United States (Continued)

(2)	Willow Creek Molybdenum Prospect

On October 11, 2008, as amended October 26, 2009, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in south western Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,505,000 over a six-year period and issuing 200,000 common shares of the Company:

(i)	US$105,000 and 200,000 shares (paid and issued)
(ii)	US$150,000 or US$50,000 and 100,000 shares on October 11, 2010
(iii)	US$150,000 on October 11, 2011
(iv)	US$350,000 on October 11, 2012
(v)	US$750,000 October 11, 2013
(vi)	US$1,000,000 October 11, 2014

The agreement is subject to a 2% NSR payable upon commencement of commercial production. In the event royalty payments are imposed by government agencies such that the total royalty exceeds the equivalent of 4% NSR, the Company can exercise the right to reduce the NSR to the optionor by 1% for $1,000,000 within one year of commencement of commercial production.

(3)	Copper Canyon Project

Pursuant to an agreement in November 2007, as amended October 9, 2009, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totalling US$625,000 as follows:

(i)	US$85,000 (paid)
(ii)	US$190,000 on or before November 6, 2010
(iii)	US$350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, which can be reduced to 2.0% for US$500,000.

Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(g)	Other Properties, United States (Continued)

(4)	Gray Hills

Pursuant to an agreement made in July 2007, as amended July 24, 2009, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make payments as follows:

(i)	US$75,000 (paid)
(ii)	US$35,000 on or before July 11, 2010
(iii)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the property is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase the property at any time, for US$500,000. The property is subject to a 3% NSR, up to 2% of which may be reduced by the Company for US$500,000 per 1%.

(5)	South West Tintic and Peg Leg

On May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“FMEC”) for the Company’s South West Tintic project in Utah. Under the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in this property by making a US$275,000 property payment and by spending US$4,725,000 on exploration costs over four years. To keep the option in good standing, FMEC must make a minimum expenditure of US$750,000 by August 29, 2010.

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the South West Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make US$1,000,000 option over 10 years, of which US$60,000 has been paid by the Company, US$40,000 by FMEC and the remaining US$900,000 to be paid by FMEC under the earn-in agreement.

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

On August 27, 2009, the Company signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3,000,000 on exploration by December 31, 2012.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(g)	Other Properties, United States (Continued)

(6)	Wassuk Copper Project (formerly Majuba Hill)

Pursuant to an agreement made in December 2007, as amended December 2, 2009, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make payments totaling US$2,930,000 by December 10, 2015 as follows:

(i)	US$230,000 (paid)
(ii)	US$250,000 on or before December 10, 2010
(iii)	US$250,000 on or before December 10, 2011
(iv)	US$500,000 on or before December 10, 2012
(v)	US$500,000 on or before December 10, 2013
(vi)	US$500,000 on or before December 10, 2014
(vii)	US$700,000 on or before December 10, 2015

The Company must also incur US$1,000,000 cumulative exploration expenditures by December 10, 2012.  Should the Company incur less than US$1,000,000, the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, which may be reduced to 2% for US$1,000,000.

(h)	Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(i)	Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

5.	MINERAL PROPERTIES (Continued)

(j)	Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

6.	CONVERTIBLE NOTES

The convertible notes issued as part of private placement units in tranches on November 27, 2008, December 19, 2008 and January 15, 2009, as well as interest payable, were fully converted during the year ended December 31, 2009. As a result 6,545,795 common shares were issued.

Each unit consisted of one convertible promissory note (“Notes”) and one non-transferable warrant exercisable at a price of US$0.75 for 24 months from the date of issuance. The notes bore interest at a rate of 10% per annum, maturing 24 months from date of issuance or upon conversion or redemption.

The warrants contained a provision that allow the Company to accelerate the expiry date of the warrants in the event its common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant. In such case, the warrants will expire on the thirtieth day after a notice is given to the holders of the notes.  The Company accelerated the expiry date of these warrants subsequent to March 31, 2010, see Note 7.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

6.	CONVERTIBLE NOTES (Continued)

Prior to conversion, the net value assigned to the liability component on issuance was calculated as the present value of the principal and interest payments using an effective interest of 15% as follows:

December 31, 2009
Liability component of convertible notes - beginning of year	$2,953,370
Present value of convertible notes on issue	1,356,114
Interest	518,520
Conversion of convertible notes	(4,583,310)
Foreign exchange revaluation	(244,694)
Liability component of convertible notes - end of year	$-

Equity component of convertible notes - beginning of year	$259,164
Equity component of convertible notes on issue	119,986
Conversion of equity component of convertible notes	(379,150)
Equity component of convertible notes - end of year	$-

7.	SHARE CAPITAL

(a)	Common stock

Authorized - unlimited common shares without par value.

On February 4, 2010, the Company completed a private placement of 3,001,418 units for gross proceeds of US$4.0 million ($4,231,999) received from Goldcorp pursuant to the IFA dated January 29, 2010. (Note 5(b)) Each unit consists of one common share and one-half of one share warrant with an exercise price of US$1.76 ($1.89) per full warrant expiring February 4, 2012.

(b)	Share Purchase Warrants

The following summarizes information about the warrants outstanding:

	March 31, 2010		December 31, 2009
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the period	21,584,701	$0.80	6,104,041	$0.85
Issued:
Private placement	1,500,709	$1.89	15,341,410	$0.75
Convertible notes	-	$-	1,950,500	$0.94
Cancelled or expired	-	$-	(141,250)	$0.68
Exercised	(1,041,833)	$0.75	(1,670,000)	$0.66
Outstanding, end of the period	22,043,577	$0.91	21,584,701	$0.80

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

(b)	Share Purchase Warrants (Continued)

The following summarizes information about the warrants outstanding at March 31, 2010:

Expiry	Exercise
Date	Price		March 31, 2010	December 31, 2009
November 27, 2010	$ 0.75	US	1,799,125	1,921,458
December 19, 2010	$ 0.75	US	2,441,333	2,441,333
January 15, 2011	$ 0.75	US	1,880,500	1,880,500
September 29, 2011	$ 0.75		8,805,206	9,666,206
October 28, 2011	$ 0.75		5,616,704	5,675,204
February 4, 2012	$ 1.76	US	1,500,709	-
			22,043,577	21,584,701

The Company accelerated the expiry date of 6,120,958 warrants related to convertible notes to May 25, 2010.

(c)	Stock Options

The Company has a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. The following summarizes information about the Company’s options outstanding:

	March 31, 2010		December 31, 2009
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of the period	9,237,000	$1.56	7,200,500	$2.56
Granted	170,000	$2.00	4,880,000	$1.00
Cancelled (due to modification)	-	$-	(2,575,000)	$3.24
Expired	-	$-	(50,000)	$0.62
Forfeited	(106,000)	$2.48	(158,300)	$3.10
Exercised	(25,000)	$1.00	(60,200)	$0.55
Outstanding, end of the period	9,276,000	$1.56	9,237,000	$1.56

The weighted average remaining contractual life of options granted during the period ended March 31, 2010 was 3.38 years (December 31, 2009 – 3.55 years).

The weighted average grant date fair value of options outstanding at March 31, 2010 was $1.22 (December 31, 2009 - $0.93).

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

(c)	Stock Options (Continued)

At March 31, 2010, the aggregate intrinsic value of the outstanding and exercisable stock options is $3,096,400 (December 31, 2009 - $6,672,850).

The allocation of stock-based compensation included in the statements of operations was as follows:

	March 31, 2010		March 31, 2009
	Number		Number
	of Options	Stock-based	of Options	Stock-based
	Granted	Compensation	Granted	Compensation

Consultants	170,000	$208,362	-	$149,783
Directors and officers	-	-	-	192,140
Employees	-	-	-	65,564
Total	170,000	$208,362	-	$407,487

The Company used the following weighted average assumptions to fair value the options granted using the Black-Scholes option pricing model.

	March 31, 2010	March 31, 2009
Risk-free interest rate	4.04%	3.84%
Expected share price volatility	90.46%	85.33%
Expected option life in years	3.0	3.0
Forfeiture rate	0%	0%
Expected dividend yield	0%	0%

The following summarizes information about the stock options outstanding and exercisable at March 31, 2010:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

7.	SHARE CAPITAL (Continued)

(d)	Stock Options (Continued)

Exercise	Grant Date	Expiry	Balance	Balance
Price	Fair Value	Date	March 31, 2010	December 31, 2009
$0.35	$0.20	August 9, 2010	270,000	270,000
$0.40	$0.30	January 9, 2011	200,000	200,000
$1.04	$0.81	March 27, 2011	125,000	125,000
$1.00	$1.24	May 19, 2011	50,000	75,000
$1.12	$1.16	June 12, 2011	100,000	100,000
$1.55	$1.17	July 28, 2011	1,381,000	1,431,000
$1.55	$1.17	August 23, 2011	100,000	100,000
$1.50	$1.00	September 25, 2011	75,000	100,000
$3.33	$1.98	July 20, 2012	805,000	836,000
$3.45	$2.05	March 31, 2013	150,000	150,000
$3.30	$1.87	June 19, 2013	970,000	970,000
$0.98	$0.52	November 9, 2014	2,575,000	2,575,000
$1.02	$0.51	November 9, 2014	2,305,000	2,305,000
$2.00	$1.22	January 14, 2015	170,000	-
			9,276,000	9,237,000

The aggregate intrinsic value of stock options exercised during the period ended March 31, 2010 was $9,880 (December 31, 2009 - $12,532).

8.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the three months ended March 31:

(a)
$133,855 (2009 - $114,561) was charged by a company of which a director and officer is the principal for administration, professional fees, office and general, and investor relations and communications.  As of March 31, 2010, $11,946 (December 31, 2009 - $31,578) was still owing to the Company and is in due to related parties (Note 9(b)).

(b)	$43,751 of consulting fees (2009 - $13,052) were recorded to a company of which an officer is the principal.

(c)
$1,044 of professional fees (2009 - $4,374) were charged by a law firm of which a director is the principal. As of March 31, 2010, $nil (December 31, 2009 - $1,344) was still owing in due to related parties.

(d)
On March 17, 2009, the Company borrowed US$200,000 from the CEO at an annual interest rate of 4.5% due within one year and unsecured. As of March 31, 2010, the principal and interest owing was US$209,370 ($212,678)( December 31, 2009 - US$207,151; $217,715). As of March 31, 2010, the loan was extended for one year under the same terms..

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

9.	COMMITMENTS

The Company has the following annual commitments in respect to mineral option payments, office leases and service agreements:

	Mineral Property (cash payment) (a)	Office Lease (b)	Total
2010	$1,176,489	$112,500	$1,288,989
2011	3,064,669	150,000	3,214,669
2012	1,290,066	75,000	1,365,066
2013	1,498,305	-	1,498,305
2014	1,772,571	-	1,772,571
2015	858,351	-	858,351
2016	147,291	-	147,291
2017	147,291	-	147,291
2018	157,449	-	157,449
	$10,112,482	$337,500	$10,449,982

(a)
The Company is required to make option payments and other expenditure commitments to maintain the properties and continue to earn its interest.  In addition to the cash payment, the Company is required to issue 150,000 common shares for the MacArthur property upon regulatory approval.

(b)
During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration and corporate secretarial services at a monthly rate of $12,500. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 8(a)). The Company also has one office lease in Kanab, Utah, and Yerington, Nevada, United States.

(c)
In January 2007, the Company engaged Roman Friedrich & Company Ltd. to provide financial and advisory services to the Company. The retainer fee was $15,000 per month of which 50% was paid in cash and 50% was payable in common shares of the Company. The agreement was amended to $7,500 per month commencing September 1, 2009 until terminated, payable solely in shares of the Company. As of March 31, 2010, $15,000 was due in shares of the Company.

10.	CAPITAL MANAGEMENT

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is sufficient cash,

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

10.	CAPITAL MANAGEMENT (Continued)

and short-term investments to meet its short-term business requirements,..

There were no changes in the Company’s approach to capital management during the three months ended March 31, 2010. The Company is not subject to external restrictions on its capital.

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

Fair Value

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Investment	$16,333	$-	$-	$16,333

The following provides a comparison of carrying and fair values of each classification of financial instruments as at March 31, 2010 and December 31, 2009 respectively:

March 31, 2010	Loans and Receivables	Available- for-Sale	Held-for- Trading	Held-to- Maturity	Other Financial Liabilities	Total Carrying Value
Financial assets
Cash and cash equivalents			$6,108,396			$6,108,396
Restricted cash				$46,727		$46,727
Investment		$16,333				$16,333
Other receivables	$4,596					$4,596
Amount due from Joint Venture Partner	273,234					$273,234
Financial liabilities
Accounts payable and accrued liabilities					$802,100	$802,100
	$277,830	$16,333	$6,108,396	$46,727	$802,100

Dececmber 31, 2009	Loans and Receivables	Available- for-Sale	Held-for- Trading	Held-to- Maturity	Other Financial Liabilities	Total Carrying Value
Financial assets
Cash and cash equivalents			$4,795,220	$999		$4,795,220
Investment		$26,000				$26,000
Other receivables	$1,659					$1,659
Amount due from Joint Venture Partner	251,904					$251,904
Financial liabilities
Accounts payable and accrued liabilities					$628,750	$628,750
	$253,563	$26,000	$4,795,220	$-	$628,750

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Fair Value (Continued)

The recorded amounts for cash and cash equivalents, restricted cash, other receivables, amount due from Joint Venture Partner, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. The fair value of the investment is based on active market prices at the year-end date.

The fair value amount due to related party has not been disclosed as the fair value cannot be reliably measured.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	March 31, 2010		December 31, 2009
	US$	Pesos	US$	Pesos
Cash	$4,468,985	$317,102	$1,593,545	$61,683
Other receivable and restricted cash	46,000		-	638,668
Due from Joint Venture	268,984		239,680	-
Reclamation bonds	256,629		291,789	-
Accounts payable and accrued liabilities	(536,213)		(452,444)	-
Due to related party	(209,370)		(207,151)	-
Net foreign exposure	$4,295,015	$317,102	$1,465,419	$700,351

Based on the above net foreign currency exposures as at March 31, 2010, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $218,000 (December 31, 2009 - $161,870) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

11.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company’s cash and cash equivalents are held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair value as of March 31, 2010. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investment is carried at market value, and is therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 15% change in market prices would change the value of the investment by $2,500.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company manages credit risk, in respect of cash and cash equivalents by purchasing highly liquid, short-term investment-grade securities held through large Canadian financial institutions. Included in cash equivalents is $2,269,750 in guaranteed investment certificates earning interest at 0.60% cashable at any time. The amount due from Joint Venture Partner is not exposed to significant credit risk as the Company has a strong and continuing working relationship with the joint venturer.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $802,100 (December 31, 2009 - $628,750) are due in the second quarter of fiscal 2010.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	March 31, 2010	March 31, 2009
Cash Items
Interest paid	$-	$-
Income tax paid	$-	$-
Share issue costs	$39,532	$-
Non-Cash Items
Mineral property expenditures included in accounts payable	$504,352	$392,673
Shares issued for mineral properties	$150,000	$-

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

13.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	March 31, 2010			December 31, 2009
		Mineral	Total		Mineral	Total
	Equipment	Property	Assets	Equipment	Property	Assets
Canada	$10,152	$-	$5,819,298	$11,896	$-	$4,648,633
Mexico	115,000	9,065,364	9,867,782	60,909	7,748,400	8,178,767
U.S.A	83,130	29,883,270	30,576,837	90,289	28,343,283	29,045,097
Total	$208,282	$38,948,634	$46,263,917	$163,094	$36,091,683	$41,872,497

14.	SUBSEQUENT EVENTS

The following occurred after March 31, 2010

(a)	300,000 stock options were granted to an officer and a consultant of the Company at a weighted exercise price of $1.77 expiring in five years.
(b)	1,318,878 warrants were exercised at an average exercise price of $0.75 per share and190,000 stock options were exercised at $0.83 per share.

15.	RECONCILIATION OF CANADIAN AND U.S.GAAP

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (“U.S. GAAP”). The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below. The accounting policies followed by the Company under U.S. GAAP are set out in Notes 15 to the audited consolidated financial statements for the year ended December 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

	March 31, 2010	December 31, 2009
Total assets - Canadian GAAP	$46,263,917	$41,872,497
Expensed expenditures on mineral properties	(30,128,274)	(27,954,375)
Total assets - U.S. GAAP	$16,135,643	$13,918,122

Total liabilities - Canadian GAAP	$1,026,723	$879,386
Derivative liability - warrants	5,773,340	8,477,944
Total liabilities - U.S. GAAP	6,800,063	9,357,330

Total shareholders' equity - Canadian GAAP	45,237,194	40,993,111
Expenditures on mineral properties	(30,128,274)	(27,954,375)
Derivative liability - adjustment to warrants	(5,773,340)	(8,477,944)
Total shareholders' equity - U.S. GAAP	9,335,580	4,560,792

Total Liabilities and Shareholders' Equity - U.S. GAAP	$16,135,643	$13,918,122

The adjustments to the statements of operations would be as follows:

	Three months ended March 31,
	2010	2009
Loss for the period - Canadian GAAP	$(1,130,045)	$(1,655,993)
Expenditures on mineral properties	(2,173,899)	(807,338)
Interest expense on convertible notes	-	(46,208)
Unrealized gain (loss) on derivative liability	2,704,604	(836,973)
Net loss for the period - U.S. GAAP	(599,340)	(3,346,512)

Deficit, Beginning of period - U.S. GAAP	(70,697,071)	(54,142,118)
Adjustment on adoption of EITF 07-5	-	468,910
Deficit, beginning of period, as restated - U.S. GAAP	-	(53,673,208)
Deficit, end of period - U.S. GAAP	$(71,296,411)	$(57,019,720)

Net loss per common share - Canadian GAAP	$(0.01)	$(0.02)
Net loss per common share - U.S. GAAP	$(0.01)	$(0.04)
Weighted average number of shares outstanding	112,086,488	87,500,349

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements March 31, 2010
 (Unaudited and Expressed in Canadian dollars)

The adjustments to the consolidated statements of cash flows would be as follows:

	Three months ended March 31,
	2010	2009
Operating activities - Canadian GAAP	$(975,374)	$(287,749)
Adjustments for mineral expenditures	(2,173,899)	(807,338)
Cash used in operating activities - U.S. GAAP	(3,149,273)	(1,095,087)
Investing activities - Canadian GAAP	(2,714,384)	(1,589,918)

Reclassification of expenditures on mineral properties	2,173,899	807,338
Cash used in investing activities - U.S. GAAP	(540,485)	(782,580)

Cash provided by financing activities - Canadian & U.S. GAAP	5,002,934	1,456,549

(Decrease) increase in cash during the period	1,313,176	(421,118)
Cash, beginning of period	4,795,220	524,590
Cash, end of period - U.S. GAAP	$6,108,396	$103,472

The Company’s financial assets measured at fair value by level within the fair value hierarchy would be as follows:

	Level 1	Level 2	Level 3	Total
Investment	$16,333	$-	$-	$16,333
Derivative liability - warrants
Opening balance		8,477,944
Unrealized gains included in earnings		(2,704,604)
Closing balance	$-	$5,773,340	$-	$5,773,340

The derivative liability – warrants would be classified as held-for-trading.